BB

06004914

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 1 2006 D.C. 213

SEC FILE NUMBER
8 - 65821

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Prime Global Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

126 East 56th Street
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Guillermo Clamens (212) 751-4560
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED MAY 3 1 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Guillermo Clamens, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Prime Global Securities Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President and CEO

Title

Sworn before me on 27th of February 2006

Notary Public

DHA... PRAKASH K
NOTAR... RK
Qualified in NASSAU COUNTY

DHANSINGHANI PRAKASH K
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01DH6059993
Qualified in NASSAU COUNTY
COMMISSION EXP June 11,2007

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRIME GLOBAL SECURITIES INC.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2005

PRIME GLOBAL SECURITIES INC.

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

Board of Directors
Prime Global Securities Inc.

We have audited the accompanying statement of financial condition of Prime Global Securities Inc. (the "Company") as of December 31, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Prime Global Securities Inc. as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
January 27, 2006

PRIME GLOBAL SECURITIES INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS		
Cash	$	273,578
Due from clearing broker		2,896,012
Prepaid expenses		11,699
	$	3,181,289
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	22,346
Due to related parties		1,306,331
Income taxes payable		88,471
Total liabilities		1,417,148
Stockholder's equity		
Common stock, $.01 par value, authorized 1,000 shares, issued and outstanding 100 shares		1
Additional paid-in capital		1,499,999
Retained earnings		264,141
Total stockholder's equity		1,764,141
	$	3,181,289

See accompanying notes to financial statements.

1. Nature of business

Prime Global Securities Inc. (the "Company") was incorporated in Delaware on December 6, 2002. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and received approval of its membership from the National Association of Securities Dealers, Inc. ("NASD") in August 2003. The Company acts as an introducing broker for retail clients through a clearing arrangement with a Clearing Firm. The Company also acts as a private placement agent.

In December 2004, the Company entered into a Stock Purchase Agreement with FTC Holdings, LLC ("FTC"), by which the sole shareholder agreed to sell 20% of its outstanding stock and granted FTC an option to purchase the remaining 80%, subject to NASD approval. In August 2005, the NASD approved the transaction and the remaining 80% of outstanding stock was sold to FTC. Subsequent to the acquisition, the Company became a wholly-owned subsidiary of FTC.

2. Summary of significant accounting policies

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on the trade-date basis.

Income Taxes

The Company complies with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes" which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax asset and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Loss on asset disposal

In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", the Company recorded a loss on asset disposal of approximately $196,000 in the year ended December 31, 2005. The loss consists of the unamortized portion of the leasehold improvements and office equipment which the Company abandoned when it moved to a new office location in May 2005.

4. Net capital requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Company's net capital was approximately $1,678,000, which was approximately $1,584,000 in excess of its minimum requirement of approximately $94,000.

5. Income taxes

For the year ended December 31, 2005, the Company utilized approximately $851,000 of its net operating loss ("NOL") carryforward for Federal and State income tax purposes. The Company obtained a tax benefit of $390,000, which created a disproportionate relationship between net income and the amount of Federal and State taxes paid. For the year ended December 31, 2005, the current portion of State tax expense was approximately $130,000 and the current portion of Federal tax expense was approximately $210,000. There was no unused deferred tax asset at December 31, 2005.

6. Concentrations of credit risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company will indemnify the clearing broker for losses if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

From time to time, the Company maintains its cash balances in a financial institution, exceeding Federal Deposit Insurance Corporation coverage of $100,000.

7. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

8. Related party transactions

Administrative Service Agreement

In April 2005, the Company entered into an Administrative Service Agreement with Forum Trading Corporation, an affiliate. This agreement requires the affiliate to provide certain administrative support services including utilities, use of furniture and equipment, clerical and support staff services and all other general and overhead expenses. These expenses are reimbursed by the Company to the affiliate based on their share of the costs as defined by the agreement. The Company incurred approximately $728,000 for services related to the agreement in 2005 and owes approximately $248,000 to its affiliate at December 31, 2005.

Sublease Agreement

The Company subleases its New York office space from Forum Trading Corporation according to the terms of a Sublease Agreement signed in May 2005. The sublease expires in May 2006 and can continue on a month-to-month basis. Future aggregate minimum rent payments under this sublease will be approximately $60,000 for the year ended December 31, 2006. Rent expense related to this sublease for the year ended December 31, 2005 was approximately $39,000.

Foreign Correspondent Agreement

In September 2005, the Company entered into a Foreign Correspondent Agreement with FTC Emerging Markets, Inc., an affiliate. The agreement provides that the affiliate will act as an independent contractor and refer foreign prospects to the Company for brokerage services in the United States. If the prospect becomes a client of the Company and the Company generates income from doing business with the client, the affiliate is paid a fee based on the terms defined in the Foreign Correspondent Agreement. During the year ended December 31, 2005 the Company incurred approximately $2,991,000 in fees related to these services and owed approximately $1,058,000 to its affiliate at December 31, 2005.

9. Commitments and contingencies

In December 2005, the Company entered into a Custom Software Licensing Agreement (the "Software Agreement") with a Licensor for the use of Software and related materials which is scheduled to commence in January 2006. The company agreed to pay the Licensor $175,000 for the software license fee and an additional $50,000 for the initial setup and installation of the software. For the year ended December 31, 2005 there have been no expenses related to this agreement.

10. Concentration

For the year ended December 31, 2005, the Company had a concentration of revenues coming from a small number of clients.